Exhibit 99.3

PRESS RELEASE

New Data Support Flexibility in Timing of
Administration for Sanofi’s Lyxumia®

- Similar glucose lowering effect when once-daily Lyxumia
is administered before breakfast or the main meal -

Paris, France - December 5, 2013 - Sanofi (EURONEXT : SAN and NYSE : SNY) announced today the results of a 24-week Phase IIIb clinical study showing that Lyxumia® (lixisenatide) met the primary endpoint of non-inferiority in blood sugar lowering (HbA1c) when administered either before breakfast or the main meal of the day. These results indicate that lixisenatide can effectively lower blood sugar at either time of administration.

“Helping patients reach their HbA1c goal is the main objective of type 2 diabetes treatment,” said Professor Bo Ahren, Faculty of Medicine, Lund University, Sweden. “Flexibility in timing of administration is also an important attribute, especially for injectable diabetes therapies. This study shows that once-daily lixisenatide meets these criteria, which is significant for an agent that is prescribed for use in combination with existing treatment regimens.”

The results also showed that a comparable reduction in body weight, regardless of the meal before which lixisenatide was administered, was achieved. In addition, gastrointestinal tolerability was comparable regardless of time of administration, with no cases of severe hypoglycemia in either arm. The data were shared during an oral presentation at the World Diabetes Congress 2013 in Melbourne, Australia.

Results of Analysis

The 24-week Phase IIIb study examined 451 patients with type 2 diabetes, uncontrolled on metformin alone, randomized to lixisenatide either prior to the main meal or prior to breakfast. Lunch (as defined by questioning patients) was the main meal of the day for 53% of patients.

The primary endpoint of the study, demonstrating non-inferiority in HbA1c decrease at 24 weeks from baseline when lixisenatide was injected prior to the main meal of the day vs. breakfast, was successfully achieved with mean HbA1c reductions of 0.65% and 0.74% respectively. In addition, 43.6% of patients in the main meal group and 42.8% in the breakfast group achieved HbA1c below 7%. The mean change in body weight was -2.6kg in the main meal group and -2.8kg in the breakfast group. Gastrointestinal tolerability was comparable between the two groups (nausea 14.7% and 15.5% and vomiting 2.7% and 3.5%, respectively) and the incidence of symptomatic hypoglycemia was low in both groups, with no severe cases.

This study abstract is entitled: ‘Flexibility in timing of lixisenatide administration prior to either the main meal of the day or the breakfast in T2DM patients’ (Ahren B, et al. Oral presentation December 5, 2013, 10:45-12:45 [ABS OP-0454]).

About Lyxumia® (lixisenatide)

Lyxumia® (lixisenatide) is a once-daily prandial glucagon-like peptide-1 receptor agonist (GLP-1 RA) for the treatment of patients with type 2 diabetes mellitus. GLP-1 is a naturally-occurring peptide hormone that is released within minutes after eating a meal. It is known to suppress glucagon secretion from pancreatic alpha cells and stimulate glucose-dependent insulin secretion by pancreatic beta cells.

Lyxumia was in-licensed from Zealand Pharma A/S (NASDAQ OMX Copenhagen: ZEAL), www.zealandpharma.com, and is approved in Europe for the treatment of adults with type 2 diabetes mellitus to achieve glycemic control in combination with oral glucose-lowering medicinal products and/or basal insulin when these, together with diet and exercise, do not provide adequate glycemic control. Lyxumia is also approved in Mexico, Australia, Japan, Brazil, Colombia and Chile for the treatment of adults with type 2 diabetes. Sanofi plans to resubmit the New Drug Application for lixisenatide in the United States in 2015, after completion of the ELIXA cardiovascular outcomes study. Lyxumia is the proprietary name approved by the European Medicines Agency and other health authorities for the GLP-1 RA lixisenatide.

The Lyxumia pen is the winner of a number of innovative design awards, including the Good Design Award 2012 and the iF Product Design Award. The variant of the Lyxumia pen used in Japan won the Good Design Award (G Mark) 2013.

About Sanofi Diabetes

Sanofi strives to help people manage the complex challenge of diabetes by delivering innovative, integrated and personalized solutions. Driven by valuable insights that come from listening to and engaging with people living with diabetes, the Company is forming partnerships to offer diagnostics, therapies, services, and devices including blood glucose monitoring systems. Sanofi markets both injectable and oral medications for people with type 1 or type 2 diabetes.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com